

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

December 17, 2009

Mail Stop 4631

<u>Via U.S. Mail and Facsimile</u>

Mr. Irvin E. Richter
Chairman and Chief Executive Officer
Hill International, Inc.
303 Lippincott Centre
Marlon, New Jersey   08053

Re: Hill International, Inc.
        Supplemental letter dated November 25, 2009 relating to
            Registration Statement on Form S-3
        File No. 333-162298

Dear Mr. Richter:

        We have reviewed your supplemental letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. We note your response to prior comments 2 and 3 and await the filing of your amended Form S-3.

Incorporation of Documents by Reference, page 2

2. We note your response to comment one from our letter dated October 20, 2009 and await the filing of your Form 8-K concerning the retrospective application of SFAS 160 and your amended Form S-3 incorporating that Form 8-K by reference. Please also revise to incorporate your Form 10-Q for the period ended September 30, 2009.

Annual Report on Form 10-K for the Period Ended December 31, 2008, as amended

Compensation Discussion and Analysis, page 19

3. In your letter dated November 25, 2009, we note your responses to our comment 7 relating to the discussion under "Short-term Incentive Awards", and our comment 8 relating to our discussion under "Other Compensation". Please tell us supplementally what your revised disclosures in future filings will look like. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 29

4. We note your response to comment nine from our letter dated October 20, 2009. Please also disclose in future filings that the fair value of each reporting unit substantially exceeded its carrying value.

Results of Operations, page 31

5. We note your response to comment ten from our letter dated October 20, 2009 and the table you plan to include in future filings. As previously requested, please also show us how you will revise your MD&A in future filings to discuss the business reasons for changes in the operating profit of each segment (including the corporate operating segment) for each period presented. You may use your results for either the nine months ended September 30, 2009 or the year ended December 31, 2008 as compared to the prior period as an example to show us what the revised disclosures will look like.

Consolidated Financial Statements

Consolidated Statements of Earnings, page 47

6. We note your response to comment 11 from our letter dated October 20, 2009. Since your method of calculating gross profit is not the same as others who include an allocation of depreciation and amortization in the measure, please

revise your future filings so that your description of cost of services on the face of your statement of earnings and elsewhere throughout the filing reads somewhat as follows: "Cost of services (exclusive of depreciation and amortization shown separately below)." Please also remove any references in your future filings to gross profit or gross profit margin. Alternatively, in future filings, please include an allocation of depreciation and amortization to cost of services and revise your disclosures accordingly. Please show us supplementally what your revised disclosures will look like.

Note 2 – Summary of Significant Accounting Policies, page 51

7. We note your response to comment 12 from our letter dated October 20, 2009. Please show us how you will revise your future filings to clarify how you determined the value of contract rights at acquisition. The proposed disclosures included in your most recent response seem to imply that you have recorded the full value of uncompleted contracts (backlog) as an asset in your balance sheet as of December 31, 2008.

Exhibits 31.1 and 31.2

8. We note your response to comment 17 from our letter dated October 20, 2009. We are awaiting the filing of your amended Form 10-K and Forms 10-Q.

Form 10-Q for the period ended Septermber 30, 2009

Note 3 – Comprehensive Earnings, page 7

9. We note your response to comment 20 from our letter dated October 20, 2009. We believe it could be confusing to investors to present only a portion of the disclosures required by SFAS 160. As previously requested, please show us how you will revise your future filings to provide the disclosures required by paragraph 38(c) and A6 of ARB 51, as amended by SFAS 160.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant at (202)551-3424 or Rufus Decker, Accounting Branch Chief at (202)551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions..

Sincerely,

Pamela A. Long
Assistant Director